                                                                     EXHIBIT 1.1



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


[CHINA MOBILE LOGO]


CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)


ANNOUNCEMENT

This announcement describes the status of the application for land use right certificates and property title certificates in respect of the Group's interests in properties located in Guangdong Province.

The board of directors (the "Board") of China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") announces that the Group has not, during July this year, obtained any land use right certificates or property title certificates in respect of the remaining eight properties located in Guangdong Province in which the Group has interests and for which such certificates have not been granted. Therefore, the Group is still in the process of applying for such certificates for these properties. The Board also confirms that the use of and the conduct of various activities at the eight properties in Guangdong Province referred to above are not affected by the fact that the Group has not yet obtained the relevant land use right certificates and property title certificates. Further announcements will be made by the Company on a monthly basis to report on the progress of application for such certificates.


By order of the Board
CHINA MOBILE (HONG KONG) LIMITED
Yung Jacky Shun Loy
Company Secretary
Hong Kong, 31 July 2001